Exhibit 99.2

NQ Mobile Announces Closing of Majority Stake Acquisition of NationSky

to Gain Presence in China Enterprise Market

BEIJING and DALLAS, May 29, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company,” formerly known as NetQin Mobile Inc.) (NYSE: NQ), a leading global provider of mobile Internet services focusing on security, privacy and productivity, today announced that it has closed its acquisition of 55% of Beijing NationSky Network Technology, Inc. (“NationSky”), a leading provider of mobile services to enterprises in China, on May 28, 2012.

NQ Mobile acquired 55% of NationSky in a cash and share transaction totaling up to $12.9 million, if certain performance based milestones are met. The consideration included approximately $3.2 million in cash, $6.8 million in stock, and a performance-based earn out of $2.9 million in stock. Henry Lin, Chairman and Co-CEO of NQ Mobile will become the new Chairman of NationSky, and Charlie Hou, founder of NationSky will remain as the CEO. NQ Mobile will have the majority control of NationSky’s board. With this acquisition, NQ Mobile has expanded its footprint into the enterprise market in China.

Founded in 2005, NationSky is a leader in providing mobile services to more than 1,000 enterprises in China. By working with carriers and smart phone platform providers, NationSky delivers device agnostic managed mobile services, mobile device management services and other mobile SaaS services. Headquartered in Beijing, NationSky also has offices in Shanghai and Shenzhen.

“NQ Mobile is excited to bring mobile security services to enterprises in China,” said Henry Lin. “With NationSky, we will be able to help enterprises increase mobile services deployment adoption and create a fully protected bring-your-own-device work (BYOD) environment. This acquisition is also expected to be earning accretive to NQ Mobile’s financial results for the fiscal year 2012.” Lin added.

“Being a part of NQ Mobile, NationSky will further enhance China enterprise customer coverage and deliver a more comprehensive portfolio of enterprise services,” said Charlie Hou. “We are already seeing ramp up in our enterprise customer pipeline since the acquisition announcement.”

Financial Impact of the NationSky Acquisition

*Q2 FY12: This transaction will affect NQ Mobile’s results in its fiscal second quarter ended June 30, 2012. Incremental GAAP revenue from the acquisition is expected to be in the range of $1.0 million to $1.2 million.

*FY 12: This transaction will affect NQ Mobile’s results in its fiscal second through fourth quarter of 2012. Incremental GAAP revenue from the acquisition is expected to be in the range of $10 million to $12 million.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 172 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

About NationSky

NationSky is a leading enterprise mobile services provider headquartered in Beijing, China. Founded in 2005, NationSky provides device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to over 1,000 enterprise customers in China in a wide range of industries, including IT, manufacturing, finance, energy, healthcare etc. NationSky enables employees to access the back-end enterprise office system when conducting business activities such as emailing, communication, project planning and more. The current business portfolio covers enterprises services based on platforms such as Apple iOS, BlackBerry and Android. NationSky also possesses a strong relationship with wireless carriers, such as China Mobile, and provide relevant distribution and maintenance services.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86 13693066011

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